Exhibit 2.1
Letter Agreement
PlanetOut Inc.
1355 Sansome Street
San Francisco, CA 94111
May 13, 2009
Paul A. Colichman
President and Chief Executive Officer
Here Media Inc.
10990 Wilshire Boulevard
Penthouse
Los Angeles, California 90024
Dear Paul:
     This letter relates to the recent discussions regarding the condition to closing set forth in Section 7.3(e) of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 8, 2009, entered into among PlanetOut Inc. (“PlanetOut”), Here Media Inc. (“Here Media”), HMI Merger Sub and the HMI Owners and the HMI Entities referred to therein.
     Here Media has proposed that the United States distribution rights, and certain revenues related thereto, with respect to the motion picture entitled “Departures” now held by Regent Releasing LLC (“Regent Releasing”) be transferred to Here Media concurrently with the Closing (as defined in the Merger Agreement). The transfer to Here Media will be made pursuant to that certain Assignment and Assumption Agreement between Regent Releasing and Here Media. This will confirm PlanetOut’s agreement that in the event of such transfer (i) the amounts actually spent by Regent Releasing and its affiliates pursuant to a plan reasonably approved by Company for prints of and advertising and other promotional expenses related to such motion picture, not to exceed $1,000,000 (the “P&A Expenses”), will be treated for purposes of the Merger Agreement provisions as having been spent by or on behalf of Here Media for the benefit of its business at and after the Closing and (ii) that the amount of unencumbered cash that the HMI Entities are required to have as a condition to the Closing, which is stated in Section 7.3(e) of the Merger Agreement to be $5,200,000, subject to reduction for certain costs and expenses not exceeding $500,000 may, at the election of the HMI Entities be further reduced by the amount of the P&A Expenses.
     This letter will further confirm PlanetOut’s agreement that Here Media may describe the foregoing agreement regarding the condition set forth in Section 7.3(e) of the Merger Agreement in the registration statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed business combination provided for in the Merger Agreement.

Very truly yours, PlanetOut Inc.
/s/ Daniel Steimle
Daniel Steimle
Chief Executive Officer